

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

September 2, 2009

Via U.S. Mail and Facsimile

John C. Helmken II
President and Chief Executive Officer
The Savannah Bancorp, Inc.
25 Bull Street
Savannah, GA 31401

      Re: **The Savannah Bancorp, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2008
             File No. 000-18560

Dear Mr. Helmken:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Christian Windsor
                  Special Counsel